FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of September 2005

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      "Larry D. McLean"

           Vice President, Operations

Dated: September 14, 2005

S   A   M   E   X      M   I   N   I   N   G      C   O   R   P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  9-05

        September 14, 2005

CLARIFICATION OF NEWS RELEASE No. 8-05

SAMEX has been requested by the TSX Venture Exchange to clarify certain statements made in News Release No. 8-05 dated September 9, 2005 as follows:

The NORA High-Grade Gold Target within Exploration Area III now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target.

In regards to the potential size of the NORA target, in News Release No. 8-05 it was stated:

“If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target of 20 million to >25 million metric tons could be present (a possible multi-million ounce high-grade gold deposit).”

The potential target size is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.

Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.

This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

“Robert Kell”
Vice President Exploration

This News Release has been prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

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